EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
Net income	$48,075	$41,033

Average common shares outstanding—basic	27,229	27,584
Additional shares for stock-based compensation plans	156	48

Average common shares outstanding—diluted	27,385	27,632

Earnings per share of common stock—basic	$1.77	$1.49

Earnings per share of common stock—diluted	$1.76	$1.48

For the three months ended March 31, 2007, no shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive. For the three month period ended March 31, 2006, 9,000 shares were excluded from the calculation of diluted earnings per share for this reason.